SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-1(a)

(Amendment No. 1)*

SPRINT NEXTEL CORPORATION

(Name of Issuer)

Series 1 Common Stock, par value $2.00 per share

(Title of Class of Securities)

852061100

(CUSIP Number)

Kenneth A. Siegel, Esq.	Robert S. Townsend, Esq.
Morrison & Foerster LLP	Morrison & Foerster LLP
Shin-Marunouchi Building, 29th Floor	425 Market Street
5-1, Marunouchi 1-Chome	San Francisco, CA 94105-2482
Chiyoda-ku, Tokyo 100-6529 Japan	(415) 268-7000
011-81-3-3214-6522

(Name, address and telephone number of Person

Authorized to Receive Notices and Communications)

April 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP 852061100	Page 2 of 10

(1)	Name of reporting person: SoftBank Corp.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: WC*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Japan
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 590,476,190**
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 590,476,190**
(11)	Aggregate amount beneficially owned by each reporting person: 590,476,190**
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 16.4%**
(14)	Type of reporting person: HC, CO

*	As more fully described in Item 4 to this Schedule 13D (this “Schedule 13D”), on October 15, 2012, Sprint Nextel Corporation (“Sprint”) and Starburst II, Inc., an indirect subsidiary of SoftBank Corp. entered into a Bond Purchase Agreement, incorporated by reference as Exhibit 99.3 hereto (the “Bond Purchase Agreement”).
**	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by virtue of the Agreement and Plan of Merger, dated as of October 15, 2012 and incorporated by reference as Exhibit 99.2 hereto (the “Original Merger Agreement”), as amended by the First Amendment to Agreement and Plan of Merger dated as of November 29, 2012, incorporated by reference as Exhibit 99.4 hereto (the “First Amendment”), and the Second Amendment to Agreement and Plan of Merger dated as of April 12, 2013, incorporated by reference as Exhibit 99.5 hereto (the “Second Amendment”, and the Original Merger Agreement as amended by the First Amendment and the Second Amendment, the “Merger Agreement”), and the Bond Purchase Agreement, each of which are defined and more fully described in Item 4 to this Schedule 13D. Pursuant to Exchange Act Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated as if the Bond has been converted into Series 1 Common Stock of Sprint (“Sprint Common Stock”), as more fully described in Items 4 and 5 of this Schedule 13D.

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CUSIP 852061100	Page 3 of 10

(1)	Name of reporting person: Starburst I, Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 590,476,190**
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 590,476,190**
(11)	Aggregate amount beneficially owned by each reporting person: 590,476,190**
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 16.4%**
(14)	Type of reporting person: HC, CO

**	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of the Merger Agreement and the Bond Purchase Agreement, each of which are defined and more fully described in Item 4 to this Schedule 13D. Pursuant to Exchange Act Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated as if the Bond has been converted into Sprint Common Stock, as more fully described in Items 4 and 5 of this Schedule 13D.

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CUSIP 852061100	Page 4 of 10

(1)	Name of reporting person: Starburst II, Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: AF*
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 590,476,190**
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 590,476,190**
(11)	Aggregate amount beneficially owned by each reporting person: 590,476,190**
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 16.4%**
(14)	Type of reporting person: HC, CO

*	SoftBank Corp. is providing the funds for the acquisition of the Bond (as defined in the Bond Purchase Agreement).
**	As more fully described in the responses to Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of the Merger Agreement and the Bond Purchase Agreement, each of which are defined and more fully described in Item 4 to this Schedule 13D. Pursuant to Exchange Act Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated as if the Bond has been converted into Sprint Common Stock, as more fully described in Items 4 and 5 of this Schedule 13D.

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CUSIP 852061100	Page 5 of 10

(1)	Name of reporting person: Starburst III, Inc.
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds: Not Applicable
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization: Kansas
Number of shares beneficially owned by each reporting person with	(7)	Sole Voting Power: 0
	(8)	Shared Voting Power: 0**
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 0**
(11)	Aggregate amount beneficially owned by each reporting person: 590,476,190**
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11): 16.4%**
(14)	Type of reporting person: CO

**	As more fully described in the responses to Item 2 and Items 4 through 6 of this Schedule 13D, the Reporting Persons may be deemed to be members of a “group” under Section 13(d) of the Exchange Act by virtue of the Merger Agreement and the Bond Purchase Agreement, each of which are defined and more fully described in Item 4 to this Schedule 13D. Pursuant to Exchange Act Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated as if the Bond has been converted into Sprint Common Stock, as more fully described in Items 4 and 5 of this Schedule 13D.

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CUSIP 852061100	Page 6 of 10

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) is being jointly filed on behalf of SoftBank Corp., a Japanese kabushiki kaisha (“SoftBank”), Starburst I, Inc., a Delaware corporation (“HoldCo”), Starburst II, Inc., a Delaware corporation (“Parent”), and Starburst III, Inc., a Kansas corporation (“Merger Sub”, and together with SoftBank, HoldCo and Parent, the “Reporting Persons”, and each a “Reporting Person”), and amends the Statement on Schedule 13D filed on October 25, 2012 (the “Statement”), which relates to the Sprint Common Stock, of Sprint. This Amendment is being filed to reflect the Second Amendment to Agreement and Plan of Merger, dated as of April 12, 2013, entered into among SoftBank, HoldCo, Parent, Merger Sub and Sprint, which amended the Agreement and Plan of Merger, dated as of October 15, 2012, entered into among such parties.

Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Statement.

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CUSIP 852061100	Page 7 of 10

Item 4. Purpose of Transaction.

The first two full paragraphs of the section “Merger Agreement” of Item 4 of the Statement are hereby amended and restated in their entirety to read as follows:

On October 15, 2012, Sprint entered into an Agreement and Plan of Merger with SoftBank, HoldCo, Parent and Merger Sub (such agreement, as amended as of November 29, 2012 and April 12, 2013, the “Merger Agreement”), pursuant to which, at the effective time (the “Effective Time”) of the Merger (as defined below), Merger Sub will merge with and into Sprint, with Sprint surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). Upon consummation of the Merger, Parent will be renamed Sprint Corporation.

Pursuant to the Merger Agreement and upon the terms and subject to the conditions described therein, each outstanding share of Sprint Common Stock, other than shares of Sprint Common Stock cancelled and retired at the Effective Time, Sprint Common Stock held by Parent and Dissenting Shares (as defined in the Merger Agreement), will be converted at the Effective Time into either (i) with respect to shares of Sprint Common Stock for which an election to receive cash has been effectively made, or for which no election to receive cash or common stock, $0.01 par value per share, of Parent (“Parent Common Stock”) has been effectively made, subject in each case to the election and allocation procedures in the Merger Agreement, cash in an amount equal to $7.30 (subject to proration), and (ii) with respect to shares of Sprint Common Stock for which an election to receive Parent Common Stock has been effectively made, one share of Parent Common Stock (subject to proration) (collectively, the “Merger Consideration”). Immediately following the Merger, subject to the terms of the Merger Agreement, it is expected that HoldCo will hold shares of Parent Common Stock representing approximately 69.642% of the fully-diluted equity of Parent (excluding shares of Parent Common Stock issuable upon exercise of the warrant contemplated by the Warrant Agreement discussed below), and the former stockholders and other former equityholders of Sprint will hold, collectively, shares of Parent Common Stock and other equity securities of Parent collectively representing approximately 30.358% of the fully-diluted equity of Parent (excluding shares of Parent Common Stock issuable upon exercise of the warrant contemplated by the Warrant Agreement discussed below).

In addition, the section “Merger Agreement” of Item 4 of the Statement is hereby amended to add the following paragraph:

The Merger Agreement provides that the closing of the Merger will take place on the latest of (a) three business days after the satisfaction or waiver (if permitted) of the conditions to the Merger contained in the Merger Agreement, (b) such later date (not later than seven business days after such date) as Parent may designate in order to obtain the Debt Financing (as defined in the Merger Agreement), or (c) July 1, 2013, or on such other date or at such other time as Parent and Sprint may mutually designate. The effective time of the Merger will be the time when the certificate of merger for the Merger is filed with the Kansas Secretary of State, or at such later time as may be specified in such certificate of merger, in accordance with the relevant provisions of Kansas law.

Any reference to the Merger Agreement in this Schedule 13D includes the amendments to the Merger Agreement entered into as of November 29, 2012 and April 12, 2013.

The foregoing summary of certain provisions of the Merger Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is incorporated by reference as Exhibits 99.2, 99.4 and 99.5 to this Schedule 13D, and is incorporated into Item 4 of this Schedule 13D by reference.

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CUSIP 852061100	Page 8 of 10

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended to add the following exhibits:

99.4	First Amendment to Agreement and Plan of Merger, dated as of November 29, 2012, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (incorporated herein by reference to pages Annex A - 132 to Annex A - 133 of Annex A to the proxy statement-prospectus that forms a part of the Registration Statement on Form S-4 filed April 12, 2013) (File No. 333-186448).

99.5	Second Amendment to Agreement and Plan of Merger, dated as of April 12, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (incorporated herein by reference to pages Annex A - 134 to Annex A - 139 of Annex A to the proxy statement-prospectus that forms a part of the Registration Statement on Form S-4 filed April 12, 2013) (File No. 333-186448).

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CUSIP 852061100	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2013

SOFTBANK CORP.

By	/s/ Masayoshi Son
Name:	Masayoshi Son
Title:	Chairman & CEO

STARBURST I, INC.

By	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

STARBURST II, INC.

By	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

STARBURST III, INC.

By	/s/ Ronald D. Fisher
Name:	Ronald D. Fisher
Title:	President

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CUSIP 852061100	Page 10 of 10

EXHIBIT INDEX

Exhibit	Description

99.1	Joint Filing Agreement dated as of October 25, 2012 by and among SoftBank Corp., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (previously filed with the Statement on Schedule 13D, dated October 15, 2012) (File No. 005-41991).

99.2	Agreement and Plan of Merger dated as of October 15, 2012 by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (incorporated herein by reference to Exhibit 2.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed October 15, 2012) (File No. 001-04721).

99.3	Bond Purchase Agreement dated as of October 15, 2012 by and between Sprint Nextel Corporation and Starburst II, Inc. (incorporated herein by reference to Exhibit 10.1 of Sprint Nextel Corporation’s Current Report on Form 8-K filed October 15, 2012) (File No. 001-04721).

99.4	First Amendment to Agreement and Plan of Merger, dated as of November 29, 2012, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (incorporated herein by reference to pages Annex A - 132 to Annex A - 133 of Annex A to the proxy statement-prospectus that forms a part of the Registration Statement on Form S-4 filed April 12, 2013) (File No. 333-186448).

99.5	Second Amendment to Agreement and Plan of Merger, dated as of April 12, 2013, by and among Sprint Nextel Corporation, SoftBank Corp., Starburst I, Inc., Starburst II, Inc. and Starburst III, Inc. (incorporated herein by reference to pages Annex A - 134 to Annex A - 139 of Annex A to the proxy statement-prospectus that forms a part of the Registration Statement on Form S-4 filed April 12, 2013) (File No. 333-186448).

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